Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Heliogen, Inc. on Form S-8 of our report dated January 19, 2021 which includes an explanatory paragraph as to the Company’s ability to continue as a going concern with respect to our audit of the financial statements of Athena Technology Acquisition Corp. as of December 31, 2020 and for the period from December 8, 2020 (inception) through December 31, 2020 appearing in the Prospectus filed pursuant to Rule 424(b)(3) of Heliogen, Inc. dated February 8, 2022.  We were dismissed as auditors on December 30, 2021 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal.

/s/ Marcum LLP

Marcum LLP

New York, New York

March 7, 2022